Exhibit 10.55

December 31, 2013

Mark P. Stevenson
[Address]

Dear Mark:

This letter will confirm our offer to you of the position of Executive Vice President and President, Life Sciences Solutions Group of Thermo Fisher Scientific Inc. (“Thermo Fisher” or the “Company”) once the acquisition of Life Technologies Corporation (“Life Technologies”) by Thermo Fisher (as more fully described in the Agreement and Plan of Merger dated April 14, 2013 among Thermo Fisher, Polpis Merger Sub, and Life Technologies) has been completed (the “Closing”). The terms of this letter are contingent upon the Closing and will only become effective at that time. This offer is also contingent upon formal approval by the Compensation Committee of the Company’s Board of Directors, which we expect to receive prior to the Closing.

The position offered is an exempt, Senior Executive, Band VII position, and in this role, you will report directly to the Company’s President and CEO. In addition, a recommendation will be made to the Company’s Board of Directors to elect you an Executive Officer of Thermo Fisher as soon as practicable after the Closing. This position will be based in Carlsbad, CA and you will assume the role effective on the Closing. We will also review certain aspects of this offer, such as base salary and long-term incentives, if the Closing occurs after April 1, 2014, to reflect any actions taken by Life Technologies as a part of its normal annual compensation cycle.

Effective on the Closing, your annual salary will be $800,000 and will be paid to you on a biweekly basis at the rate of $30,769 per pay period. You understand that you will not participate in the 2014 annual salary planning process. Accordingly, your first performance review will be in the first quarter of 2015 and annually thereafter to determine your eligibility for a merit increase.

Effective on the Closing, you will also be eligible to participate in the Thermo Fisher incentive bonus plan, which provides you the opportunity to annually earn additional compensation based on Company and individual performance. Your annual bonus target for 2014 will be 105% of your base annual salary and is subject to a multiplier of 0-2 times based on a combination of objective and subjective factors, the details of which will be provided to you. To be eligible for a bonus payment under the 2014 incentive bonus plan, you must be employed at the time the bonuses are paid (which is anticipated to be in March, 2015). For the 2014 plan year, your bonus will be based on your full calendar year of service without any proration, in lieu of partial year participation in the Life Technologies annual incentive program.

Effective on the Closing, you will receive a $3,100,000 retention bonus (“Retention Bonus”). This amount will be paid to you (less applicable withholding taxes) as soon as practicable following the Closing. You must be employed at the time this bonus is scheduled to be paid. As more fully explained below, this Retention Bonus will, under the circumstances described below, reduce (to not less than zero) amounts that would otherwise be payable to you under the Change in Control Agreement between you and Life Technologies dated as of March 5, 2009, as amended (“LIFE CIC Agreement”), as well as under the TMO Severance Policy (as defined below). The retention bonus will not reduce amounts that would otherwise be payable to you under the TMO CIC Agreement (as defined below).

In addition, effective upon the Closing, you will be eligible to participate in a Synergy Bonus Plan (the “Synergy Plan”) that we will develop for select Life Technologies senior leaders, pursuant to which you will be eligible to earn up to 1.5 times your initial annual target bonus, or up to $1,260,000. The Synergy Plan will include individual synergy objectives with one and two year cumulative Company targets that must be achieved for individual payouts to be earned. Up to 60% of your individual target opportunity will be earned based on achievement of synergy objectives in the first 12 month period following the Closing, and up to 40% of your individual target will be earned based on achievement of synergy objectives in the second 12 month period following the Closing. Additional information on the plan design and individual and company targets will be provided to you as we continue with our integration planning.

A recommendation will be made to the appropriate committee of the Company’s Board of Directors to approve the issuance to you of an equity award with a calculated value of $5,000,000 in lieu of participation in the 2014 annual grant cycle of either the Company or Life Technologies. The recommendation will consist of 50% stock options and 50% time-based restricted stock units (“TRSAs”). The stock options will be granted at a price that approximates market value on the date of grant. This recommendation will be submitted for approval as soon as practicable following the Closing. The grants will be effective on the date of approval.

The stock options are 7 year options, vesting ratably over a four year period, with 25% vesting on each of the first through fourth anniversaries of the grant date. Vested stock options are exercisable at any time during the remainder of their seven year term.

The TRSAs vest over a 3 1/2 year period, with 15% vesting six months following the grant date, and 25%, 30% and 30% vesting 018 months, 30 months, and 42 months following the grant date, respectively. The underlying shares will be delivered to you shortly after vesting (less applicable withholding taxes).

The stock options and TRSAs are subject to the terms and conditions of the applicable agreements and equity plan documents, which will be provided to you subsequent to the approval of the grants. You must be actively employed at the time of vesting for the stock options to be exercisable and for the TRSAs to be distributed.

Your targeted level of long-term incentives for 2015 will be $4,000,000. Your actual 2015 grant may be adjusted, up or down, based on a combination of company and business unit performance, and your individual contributions in your role.

In accordance with the merger agreement referenced above, your Life Technologies restricted stock units (“Life RSUs”) that are not distributed at Closing will be converted to an equivalent cash amount at $76.00 per Life RSU (“Life Restricted Cash”). The Life Restricted Cash will continue to vest after the Closing in accordance with the underlying vesting schedules of the corresponding Life RSUs. Upon acceptance of this position and effective on the Closing, we agree to provide you with a one-time right to voluntarily terminate your employment effective December 31, 2014, provided that you give the Company at least 30 days prior written notice. Should you choose to exercise this right, you will be entitled to receive any unvested and undistributed Life Restricted Cash (less applicable withholding taxes) as of your termination date. In accordance with the terms and conditions of the underlying plans and agreements, you will not be eligible to receive any payments under the Thermo Fisher incentive bonus plan or the Synergy Plan, and any unvested stock options and unvested and/or undistributed TRSAs will be forfeited.

Effective on the Closing, you will be eligible to participate in Thermo Fisher’s standard employee benefit programs. Because we anticipate that you will be a Named Executive Officer in Thermo Fisher’s 2015 proxy statement, your participation in the benefit programs offered by Life Technologies will end on the date you are covered under the Company’s benefit plans, with no gap in coverage for you or your dependent family members following the Closing.

As an executive at Thermo Fisher, you will also be eligible, effective on the closing, for additional Company-paid life insurance and you will have the option to defer a portion of your compensation (salary and bonus) into the Company’s deferred compensation plan, which provides a 100% match on the first 6% of compensation deferred into the plan, subject to plan rules and restrictions. In addition, you may also be eligible for the Company-paid executive long-term disability (“LTD”) benefit, which can provide up to an additional $10,000 of monthly LTD benefit.

As a Band VII executive of Thermo Fisher, you will also be eligible effective upon the Closing to the benefits provided under the Company’s standard Executive Severance Policy, as amended (“TMO Severance Policy”) and standard Executive Change in Control Retention Agreement (“TMO CIC Agreement”). In brief, under the TMO Severance Policy, you would be entitled to, among other benefits, severance pay equal to 1.5 times your base annual salary and target bonus at the time if your employment is terminated without “cause” (as defined in the policy). Your eligibility to receive severance benefits under the TMO Severance Policy is contingent upon your signing the Company’s Noncompetition Agreement at the time of the Closing.

Under the TMO CIC Agreement, you would be entitled to, among other benefits, severance pay equal to two times your base annual salary and target bonus at the time if your employment is terminated without “cause” or you terminate your employment with “good reason” within 18 months of a “change in control” of Thermo Fisher (as these terms are defined in the agreement).

During the period between the Closing and the second anniversary of the Closing, you will be eligible to receive benefits under your LIFE CIC Agreement, the TMO Severance Policy or the TMO CIC Agreement. For the avoidance of doubt, you will eligible for benefits under whichever one, but not more than one, of these agreements provides a greater level of benefits, in the aggregate. For example, if the Company terminates your employment without cause prior to the second anniversary of the Closing, you will be eligible to receive all of the benefits payable under the LIFE CIC Agreement (since that agreement provides you a greater level of benefits) reduced by the Retention Bonus amount; you would not receive any benefits under the TMO Severance Policy. Likewise, if a change-in-control of Thermo Fisher occurs prior to the second anniversary of the Closing, you will be eligible to receive the benefits under either the TMO CIC Agreement (with no reduction for the Retention Bonus amount) or the LIFE CIC Agreement (reduced by the Retention Bonus amount), but not both, depending on which agreement would provide you the greater level of benefits. Immediately following the second anniversary of the Closing, you will no longer be eligible for any benefits under the LIFE CIC Agreement (other than benefits already scheduled to be received based on events occurring prior to the second anniversary of the Closing) and you will only be eligible for benefits under the TMO Severance Policy or the TMO CIC Agreement in accordance with their terms. In addition, there will be no reduction in the amount of the severance benefits payable to you under the TMO Severance Policy or the TMO CIC Agreement for the Retention Bonus amount in the event that your employment is terminated by the Company without “cause” at any time after the second anniversary of the Closing. For avoidance of doubt, all of your rights under the LIFE CIC Agreement remain in place and in full force and effect, including without limitation your right to receive tax restoration payments from the Company in the event any taxes are imposed on you under Internal Revenue Code Sections 280G or 4999, until the second anniversary of the Closing, immediately following which you will no longer be eligible for any benefits under the LIFE CIC Agreement (other than benefits already scheduled to be received based on events occurring prior to the second anniversary of the Closing).

Copies of the TMO Severance Policy, the TMO CIC Agreement, and the Noncompetition Agreement have been provided.

We both acknowledge and agree that upon the Closing, you will cease to be President and Chief Operating Officer of Life Technologies, and your acceptance of your new position with Thermo Fisher and the terms of the offer described above may not be used by you in the future as the basis for your claiming “Good Reason” (as that term is defined under your LIFE CIC Agreement). We further agree that notwithstanding the waiver contained in the preceding sentence, you have not waived your right to claim “Good Reason” including, for example, if on or after the Closing and within 2 years following the Closing, the Company changes your new position or its duties, responsibilities, compensation (including but not limited to your annual base salary) or location in such a way that, when compared with the terms of your new position with Thermo Fisher immediately following the Closing, one or more of the conditions required to allow you to claim “Good Reason” would exist. In the event that you claim “Good Reason” pursuant to the previous sentence, you will continue to be eligible for all of the benefits to which you be entitled pursuant to your LIFE CIC Agreement, subject to reduction for the Retention Bonus referenced above.

Thermo Fisher will reimburse you for advisory services provided to you directly in connection with this offer of employment, up to a maximum reimbursement of $25,000. The invoices are subject to review and approval for reasonableness by the Company. You may submit to the Company applicable invoices for this reimbursement within 45 days of the Closing and the Company shall provide you with such reimbursement within 30 days of its receipt of such invoices.

This offer letter and all compensatory payments or benefits that will be provided to you are intended to either be exempt from or comply with the requirements of Internal Revenue Code Section 409A (“Section 409A”) and the Company shall interpret and administer such payments and benefits in accordance with this intention. Each payment made to you shall be considered a separate payment and not one of a series of payments for purposes of Section 409A. If upon your “separation from service” within the meaning of Section 409A, you are then a “specified employee” (as defined in Section 409A), then solely to the extent necessary to comply with Section 409A and avoid the imposition of taxes under Section 409A, the Company shall defer payment of “nonqualified deferred compensation” that is payable as a result of and within six (6) months following such separation from service until the earlier of (i) the first business day of the seventh month following your separation from service, or (ii) ten (10) days after your death.

Thermo Fisher, as a government contractor, is required to maintain a drug free workplace. Therefore, this employment offer is conditional upon your passing a pre-employment drug test and a background investigation. In the event that the background investigation reveals information that, in the Company’s reasonable discretion, raises material concerns about your qualifications for the position, we will contact you (by no later than 30 days after the Closing) to discuss our concerns, which if not resolved to our satisfaction, could result in a revocation of this offer or a termination of your employment.

In accordance with the Company’s standard employment practice, you will also be required to sign the Company’s Information and Invention Agreement prior to the Closing, a copy of which has been provided.

Mark, our employees are committed to the success and growth of our business. At Thermo Fisher, we believe that our core values of Integrity, Intensity, Innovation and Involvement are the key to this success. We are very enthusiastic about the prospect of you joining our team and your commitment to our values. We are confident that your skills and experience will enable Thermo Fisher Scientific to maintain its premier position as the world leader in serving science.

You may accept our offer of employment by signing and returning this letter to Martin Van Walsum by January 3, 2014.

Sincerely,

/s/ Marc Casper
Marc Casper
President and Chief Executive Officer

Accepted and Agreed:

By: /s/ Mark P. Stevenson
       Mark P. Stevenson

Dated: 12/31/13

cc: Martin Van Walsum, Vice President, Compensation